EXHIBIT 99.1

Osisko Development Reports Underground Sampling Results at Trixie, Tintic Project, Including: 1,523.54 g/t Au and 126.38 g/t Ag over 1.22 m (44.44 oz/t Au and 3.69 oz/t Ag over 4.00 ft.); Grants Stock Options and RSUs

MONTREAL, Nov. 21, 2022 (GLOBE NEWSWIRE) -- Osisko Development Corporation (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce sampling results from its ongoing underground exploration program at its 100%-owned Trixie test mine ("Trixie"), within the Company's wider Tintic Project ("Tintic"), located in the historic East Tintic Mining District in central Utah, U.S.A.

ASSAY HIGHLIGHTS:

Assay highlights include 265 chip samples from 55 mine faces at Trixie. A length-weighted composite for each face Site ID is presented in Table 1 and individual higher-grade samples are also identified within the composites. Samples are collected in feet ("ft.") and assays are reported in grams per tonne ("g/t") gold ("Au") and silver ("Ag"). Conversions to metric and imperial measurements are rounded to two decimal places. Selected assay highlights include:

  139.65 g/t Au and 227.05 g/t Ag over 1.37 meters ("m") (4.07 troy ounce per short ton ("oz/t") Au and 6.62 oz/t Ag over 4.50 ft.) including
    620.15 g/t Au and 980.67 g/t Ag over 0.30 m (18.09 oz/t Au and 28.60 oz/t Ag over 1.00 ft.)
  227.59 g/t Au and 1,323.29 g/t Ag over 0.15 m (6.64 oz/t Au and 38.60 oz/t Ag over 0.50 ft.)
  111.45 g/t Au and 359.02 g/t Ag over 1.22 m (3.25 oz/t Au and 10.47 oz/t Ag over 4.00 ft.) including
    443.34 g/t Au and 1,419.18 g/t Ag over 0.30 m (12.93 oz/t Au and 41.39 oz/t Ag over 1.00 ft.)
  404.02 g/t Au and 171.48 g/t Ag over 1.01 m (11.78 oz/t Au and 5.00 oz/t Ag over 3.30 ft.)
  2,053.60 g/t Au and 773.47 g/t Ag over 0.18 m (59.90 oz/t Au and 22.56 oz/t Ag over 0.60 ft.)
  1,367.96 g/t Au and 479.47 g/t Ag over 0.46 m (39.90 oz/t Au and 13.98 oz/t Ag over 1.50 ft.)
  292.12 g/t Au and 106.72 g/t Ag over 0.15 m (8.52 oz/t Au and 3.11 oz/t Ag over 0.50 ft.)
  261.78 g/t Au and 106.94 g/t Ag over 1.22 m (7.64 oz/t Au and 3.12 oz/t Ag over 4.00 ft.) including
    658.36 g/t Au and 199.49 g/t Ag over 0.46 m (19.20 oz/t Au and 5.82 oz/t Ag over 1.50 ft.)
  287.54 g/t Au and 61.65 g/t Ag over 0.91 m (8.39 oz/t Au and 1.80 oz/t Ag over 3.00 ft.) including
    787.01 g/t Au and 165.50 g/t Ag over 0.30 m (22.95 oz/t Au and 4.83 oz/t Ag over 1.00 ft.)
  264.36 g/t Au and 30.78 g/t Ag over 2.13 m (7.71 oz/t Au and 0.90 oz/t Ag over 7.00 ft.) including
    760.36 g/t Au and 47.15 g/t Ag over 0.40 m (22.18 oz/t Au and 1.38 oz/t Ag over 1.30 ft.), and
    465.21 g/t Au and 85.65 g/t Ag over 0.55 m (13.57 oz/t Au and 2.50 oz/t Ag over 1.80 ft.)
  401.06 g/t Au and 153.18 g/t Ag over 0.18 m (11.70 oz/t Au and 4.47 oz/t Ag over 0.60 ft.)
  1,523.54 g/t Au and 126.38 g/t Ag over 1.22 m (44.44 oz/t Au and 3.69 oz/t Ag over 4.00 ft.) including
    262.10 g/t Au and 233.04 g/t Ag over 0.30 m (7.64 oz/t Au and 6.80 oz/t Ag over 1.00 ft.) and
    5,753.47 g/t Au and 191.28 g/t Ag over 0.30 m (167.81 oz/t Au and 5.58 oz/t Ag over 1.00 ft.)
  372.56 g/t Au and 294.68 g/t Ag over 1.98 m (10.87 oz/t Au and 8.59 oz/t Ag over 6.50 ft.) including
    496.58 g/t Au and 423.66 g/t Ag over 0.49 m (14.48 oz/t Au and 12.36 oz/t Ag over 1.60 ft.), and
    624.26 g/t Au and 475.98 g/t Ag over 0.79 m (18.21 oz/t Au and 13.88 oz/t Ag over 2.60 ft.)
  657.83 g/t Au and 319.59 g/t Ag over 1.65 m (19.19 oz/t Au and 9.32 oz/t Ag over 5.40 ft.) including
    2,389.35 g/t Au and 1,183.93 g/t Ag over 0.43 m (69.69 oz/t Au and 34.53 oz/t Ag over 1.40 ft.)

ACTIVITIES SUMMARY:

  5,353 oz Au produced at an average grade of 31.3 g/t Au (0.91 oz/t Au since the Company's acquisition of Tintic ("Acquisition") on May 27, 2022.
  Current underground test mining activities at Trixie are directed by the exploration sampling and drilling results.
  Completed 7,315 m (24,000 ft.) of reverse circulation ("RC") drilling and 1,274 m (4,180 ft.) of diamond drilling since the date of the Acquisition, and four drill rigs currently in operation. Drill assay results are pending.
  The underground sampling results and drillhole information will form the basis of an initial mineral resource estimate, expected to be completed by the first quarter of 2023, to support near-term mine planning and production.
  500 m (1,640 ft.) of Trixie portal and ramp construction (~30% complete) to date. Once fully complete, the decline will significantly improve access to the underground workings, expand and increase underground operations.
  High-grade gold results are present throughout the entire sampled area, and along exploration cross-cuts expanding the T4 structure up to 25 m (80 ft.) and parallel to T2 (see Figure 2).
  The mineralized structures remain open along strike and at depth and significant potential exists to expand the known mineralization.

Chris Lodder, President of Osisko Development, commented, "The Trixie underground sampling results continue to demonstrate continuity of high grades associated with the T2 structure with many samples returning over 100 g/t gold. The recent exploration cross cuts exploring the T4 structure parallel to the T2 have identified considerable mineralization to the east up to approximately 80 feet wide. Similar high-grade gold telluride mineralization is also identified in the T4. Given these structures are open along strike and down dip, we anticipate advancing our exploration efforts to these areas rapidly with four drill rigs and ongoing advancement of the Trixie decline."

Corporate Matters

In accordance with the Company's stock option plan, the Company has granted incentive stock options to non-officer employees to purchase an aggregate of 343,500 common shares of the Company. The options are exercisable at a price of C$6.28 per share of the Company and will expire on November 18, 2027. Vesting will occur in three equal parts on the following dates: November 18, 2023, November 18, 2024, and November 18, 2025, respectively. The Company has also granted an aggregate total of 113,500 restricted share units ("RSUs") to non-officer employees in accordance with the Company's RSU plan. All RSUs will vest on November 18, 2025.

About Trixie

The Trixie test mine is one of several gold and base metal targets within the larger Tintic Project consisting of 17,000 acres of patented mining claims and mineral leases within the historic East Tintic Mining District of Central Utah, USA. The T2 and T4 structures at Trixie show multi-ounce gold grades associated with high sulphidation epithermal mineralization, structurally controlled and hosted within quartzites. High grade mineralized material from the T2 and T4 structures is currently being processed via vat leaching on site. The T2 structure is approximately 0.3 m to 2.4 m (1 to 8 ft.) wide and mineralization consists of native Au, and rare Au-Ag – rich telluride minerals with quartz. The T4 is a mineralized stockwork zone ranging from approximately 3 m to 25 m (10 to 80 ft.) and located in the hanging wall of the T2 and is comprised of Au-Ag rich mineralization in host rock quartzite with quartz-barite-sulphosalt stockwork veining. Mineralization currently defined over 220 m (720 ft.) in strike and reports consistent multi-ounce gold grades along the entire strike length.

Face Sampling Methodology

As most structures at Trixie are steeply dipping to the east or west, current sampling procedures are designed to sample the structure. Chip samples are collected and do not exceed 1.0 m (3 ft.) in length. The face is washed for safety, and for better identification of mineralization, alteration and structures. The hanging wall and footwall of the structures are marked up on the face and back, samples intervals are marked up and follow lithological contacts.

For further information on the Tintic Project, please refer to the technical report titled "Technical Report on the Tintic Project, East Tintic Mining District, Utah County, Utah, USA", dated June 10, 2022 (with an effective date of June 7, 2022) and prepared for the Company by Dr. Thomas A. Henricksen, QP, C.P.G. (the "Tintic Technical Report"). Reference should be made to the full text of the Tintic Technical Report, which was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and is available electronically on SEDAR (www.sedar.com) under Osisko Development's issuer profile.

Figure 1: Tintic Project Area is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/28220993-9d17-43c8-abc2-da63b33a9a78

Figure 2: Plan Map of Trixie Face Sample Assays is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/f2f6afe7-7e0e-42f5-ae4d-5846de928a34

Table 1: 2022 Length Weighted Assay Composites at Trixie

		METRIC					IMPERIAL
Site ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Depth from (ft.)	Depth to (ft.)	Length (ft.)	Au (oz/t)	Ag (oz/t)
CH934		0.00	1.83	1.83	0.74	10.58	0.00	6.00	6.00	0.02	0.31
CH934	Including	0.91	1.01	0.09	4.33	135.26	3.00	3.30	0.30	0.13	3.95
CH935		0.00	17.07	17.07	0.19	17.74	0.00	56.00	56.00	0.01	0.52
CH936		0.00	17.07	17.07	1.11	6.17	0.00	56.00	56.00	0.03	0.18
CH936	Including	16.46	17.07	0.61	17.89	8.67	54.00	56.00	2.00	0.52	0.25
CH937		0.00	2.07	2.07	0.05	3.19	0.00	6.80	6.80	0.00	0.09
CH938		0.00	12.19	12.19	0.52	1.29	0.00	40.00	40.00	0.02	0.04
CH939		0.00	1.37	1.37	139.65	227.05	0.00	4.50	4.50	4.07	6.62
CH939	Including	1.07	1.37	0.30	620.15	980.67	3.50	4.50	1.00	18.09	28.60
CH940		0.00	0.91	0.91	10.13	11.14	0.00	3.00	3.00	0.30	0.32
CH940	Including	0.30	0.61	0.30	29.82	33.11	1.00	2.00	1.00	0.87	0.97
CH942		0.00	1.37	1.37	25.52	271.13	0.00	4.50	4.50	0.74	7.91
CH942	Including	0.40	0.55	0.15	227.59	1,323.29	1.30	1.80	0.50	6.64	38.60
CH943		0.00	1.22	1.22	111.45	359.02	0.00	4.00	4.00	3.25	10.47
CH943	F94301	0.00	0.30	0.30	443.34	1,419.18	0.00	1.00	1.00	12.93	41.39
CH944		0.00	5.49	5.49	0.24	0.01	0.00	18.00	18.00	0.01	0.00
CH946		0.00	1.01	1.01	404.02	171.48	0.00	3.30	3.30	11.78	5.00
CH946	Including	0.00	0.61	0.61	47.91	40.85	0.00	2.00	2.00	1.40	1.19
CH946	and	0.61	0.79	0.18	2,053.60	773.47	2.00	2.60	0.60	59.90	22.56
CH947		0.00	8.23	8.23	0.03	2.53	0.00	27.00	27.00	0.00	0.07
CH948		0.00	1.10	1.10	16.95	147.21	0.00	3.60	3.60	0.49	4.29
CH948	Including	0.30	0.79	0.49	35.63	278.09	1.00	2.60	1.60	1.04	8.11
CH949		0.00	1.52	1.52	1.72	25.46	0.00	5.00	5.00	0.05	0.74
CH950		0.00	6.10	6.10	0.40	19.93	0.00	20.00	20.00	0.01	0.58
CH951		0.00	1.83	1.83	2.95	20.49	0.00	6.00	6.00	0.09	0.60
CH952		0.00	1.98	1.98	4.20	58.05	0.00	6.50	6.50	0.12	1.69
CH952	Including	0.61	1.22	0.61	10.08	161.16	2.00	4.00	2.00	0.29	4.70
CH953		0.00	3.05	3.05	0.62	20.64	0.00	10.00	10.00	0.02	0.60
CH954		0.00	1.49	1.49	6.70	43.83	0.00	4.90	4.90	0.20	1.28
CH954	Including	1.10	1.49	0.40	19.51	124.41	3.60	4.90	1.30	0.57	3.63
CH955		0.00	0.88	0.88	1.28	80.54	0.00	2.90	2.90	0.04	2.35
CH956		0.00	6.10	6.10	0.12	2.57	0.00	20.00	20.00	0.00	0.08
CH957		0.00	6.10	6.10	0.18	35.28	0.00	20.00	20.00	0.01	1.03
CH966		0.00	0.46	0.46	1,367.96	479.47	0.00	1.50	1.50	39.90	13.98
CH967		0.00	0.61	0.61	75.38	32.24	0.00	2.00	2.00	2.20	0.94
CH967	Including	0.30	0.46	0.15	292.12	106.72	1.00	1.50	0.50	8.52	3.11
CH968		0.00	1.22	1.22	261.78	106.94	0.00	4.00	4.00	7.64	3.12
CH968	Including	0.15	0.61	0.46	658.36	199.49	0.50	2.00	1.50	19.20	5.82
CH968	and	0.61	1.22	0.61	28.96	63.20	2.00	4.00	2.00	0.84	1.84
CH969		0.00	0.91	0.91	287.54	61.65	0.00	3.00	3.00	8.39	1.80
CH969	Including	0.00	0.21	0.21	19.23	0.01	0.00	0.70	0.70	0.56	0.00
CH969	and	0.21	0.52	0.30	787.01	165.50	0.70	1.70	1.00	22.95	4.83
CH969	and	0.52	0.91	0.40	47.80	14.96	1.70	3.00	1.30	1.39	0.44
CH970		0.00	1.98	1.98	17.65	4.01	0.00	6.50	6.50	0.51	0.12
CH970	Including	0.00	0.70	0.70	13.56	4.50	0.00	2.30	2.30	0.40	0.13
CH970	and	0.70	0.94	0.24	96.58	19.66	2.30	3.10	0.80	2.82	0.57
CH971		0.00	2.13	2.13	264.36	30.78	0.00	7.00	7.00	7.71	0.90
CH971	Including	0.76	1.16	0.40	760.36	47.15	2.50	3.80	1.30	22.18	1.38
CH971	and	1.16	1.71	0.55	465.21	85.65	3.80	5.60	1.80	13.57	2.50
CH972		0.00	1.34	1.34	79.59	59.04	0.00	4.40	4.40	2.32	1.72
CH972	Including	0.00	0.67	0.67	47.76	60.79	0.00	2.20	2.20	1.39	1.77
CH972	and	0.67	0.85	0.18	401.06	153.18	2.20	2.80	0.60	11.70	4.47
CH973		0.00	1.22	1.22	1,523.54	126.38	0.00	4.00	4.00	44.44	3.69
CH973	Including	0.00	0.30	0.30	262.10	233.04	0.00	1.00	1.00	7.64	6.80
CH973	and	0.30	0.61	0.30	5,753.47	191.28	1.00	2.00	1.00	167.81	5.58
CH973	and	0.61	1.22	0.61	39.30	40.60	2.00	4.00	2.00	1.15	1.18
CH974		0.00	1.98	1.98	372.56	294.68	0.00	6.50	6.50	10.87	8.59
CH974	Including	0.00	0.49	0.49	496.58	423.66	0.00	1.60	1.60	14.48	12.36
CH974	and	0.49	1.28	0.79	624.26	475.98	1.60	4.20	2.60	18.21	13.88
CH975		0.00	1.65	1.65	657.83	319.59	0.00	5.40	5.40	19.19	9.32
CH975	Including	0.00	0.61	0.61	92.49	22.14	0.00	2.00	2.00	2.70	0.65
CH975	and	0.61	1.04	0.43	2,389.35	1,183.93	2.00	3.40	1.40	69.69	34.53
CH976		0.00	1.40	1.40	7.07	48.88	0.00	4.60	4.60	0.21	1.43
CH976	Including	0.00	0.15	0.15	23.02	186.01	0.00	0.50	0.50	0.67	5.43
CH976	and	0.52	0.67	0.15	33.12	231.78	1.70	2.20	0.50	0.97	6.76
CH977		0.00	21.34	21.34	5.02	27.87	0.00	70.00	70.00	0.15	0.81
CH977	Including	3.05	4.57	1.52	31.38	215.95	10.00	15.00	5.00	0.92	6.30
CH977	and	19.81	21.34	1.52	37.88	149.30	65.00	70.00	5.00	1.10	4.35
CH978		0.00	24.38	24.38	0.89	1.18	0.00	80.00	80.00	0.03	0.03
CH978	Including	15.24	16.76	1.52	13.10	13.51	50.00	55.00	5.00	0.38	0.39
CH979		0.00	1.55	1.55	32.75	7.68	0.00	5.10	5.10	0.96	0.22
CH979	Including	0.00	0.15	0.15	60.70	48.20	0.00	0.50	0.50	1.77	1.41
CH980		0.00	1.80	1.80	3.60	18.79	0.00	5.90	5.90	0.10	0.55
CH981		0.00	1.37	1.37	1.47	28.89	0.00	4.50	4.50	0.04	0.84
CH981	Including	0.55	0.76	0.21	6.69	152.86	1.80	2.50	0.70	0.19	4.46
CH983		0.00	6.10	6.10	0.09	0.25	0.00	20.00	20.00	0.00	0.01
CH984		0.00	6.10	6.10	1.13	0.01	0.00	20.00	20.00	0.03	0.00
CH985		0.00	0.98	0.98	0.36	9.24	0.00	3.20	3.20	0.01	0.27
CH986		0.00	1.52	1.52	0.52	3.20	0.00	5.00	5.00	0.02	0.09
CH987		0.00	2.04	2.04	0.63	2.86	0.00	6.70	6.70	0.02	0.08
CH988		0.00	2.13	2.13	0.10	0.68	0.00	7.00	7.00	0.00	0.02
CH989		0.00	1.37	1.37	2.64	0.01	0.00	4.50	4.50	0.08	0.00
CH990		0.00	1.22	1.22	21.97	26.13	0.00	4.00	4.00	0.64	0.76
CH990	Including	0.00	0.61	0.61	40.25	41.07	0.00	2.00	2.00	1.17	1.20
CH991		0.00	1.43	1.43	1.63	6.56	0.00	4.70	4.70	0.05	0.19
CH992		0.00	2.04	2.04	2.17	4.48	0.00	6.70	6.70	0.06	0.13
CH993		0.00	1.07	1.07	1.85	5.21	0.00	3.50	3.50	0.05	0.15
CH994		0.00	1.49	1.49	2.13	4.22	0.00	4.90	4.90	0.06	0.12
CH994	F99401	0.00	0.30	0.30	9.87	20.64	0.00	1.00	1.00	0.29	0.60
CH995		0.00	1.83	1.83	0.57	3.91	0.00	6.00	6.00	0.02	0.11
CH996		0.00	1.58	1.58	0.03	2.35	0.00	5.20	5.20	0.00	0.07
CH997		0.00	1.52	1.52	17.96	10.85	0.00	5.00	5.00	0.52	0.32
CH997	Including	0.67	1.31	0.64	42.37	19.13	2.20	4.30	2.10	1.24	0.56
CH998		0.00	1.19	1.19	22.79	31.35	0.00	3.90	3.90	0.66	0.91
CH998	Including	0.00	0.43	0.43	62.02	79.21	0.00	1.40	1.40	1.81	2.31
CH999		0.00	1.65	1.65	0.19	1.18	0.00	5.40	5.40	0.01	0.03

Qualified Persons

The scientific and technical information contained in this news release has been prepared in accordance with NI 43-101, and has been reviewed and approved by Maggie Layman, P.Geo., Vice President, Exploration of Osisko Development, and a "qualified person" within the meaning of NI 43-101.

Quality Assurance (QA) – Quality Control (QC)

True width determination is estimated to be approximately 0.3 m to 2.4 m (1 to 8 ft.) wide for the T2 structure and approximately 3 m to 25 m (10 to 80 ft.) for the T4 mineralized stockwork zone located in the hanging wall of the T2 structure. All underground face samples are collected by TCM geologists from each of the active mining faces, with samples transported by the geologists from Trixie to the on-site TCM laboratory located at the Burgin administrative complex. Underground samples are dried, crushed to <10 mm and a 250 g split is taken. The split is pulverized, and a 30 g Fire Assay with gravimetric finish is completed to determine gold and silver grades, reported in oz/short ton and g/t.

The TCM Burgin laboratory is not a certified analytical laboratory, but the facility is managed by a qualified Laboratory Manager with annual auditing by technical staff. Inter-laboratory check assays using ALS Laboratory as a third-party independent analysis of samples is routinely carried out as part of ongoing Quality Assurance-Quality Control ("QA/QC") work. Certified OREAS QC standards and blanks are inserted at regular intervals in the sample stream to monitor laboratory performance.

All drill core and exploration samples are dispatched to ALS Laboratory for offsite sample preparation and analysis. Samples are assigned a unique sample ID. All geological and sampling information is entered into Datamine Fusion database. Core is sawn in half and half are sampled. Certified standards and blanks inserted into all sample dispatches. Samples are collected by Old Dominion Transportation and dispatched to ALS Laboratory in Reno, NV. Sample submission forms accompany the samples, and digital copies emailed to ALS.

All sample preparation is completed by ALS, including crushing and pulverizing (Prep31) of samples. Analytical assays include gold and silver by fire assay of 50 g sample with AAS finish (Au-AA26), over limits by gravimetric analysis (Au-Grav22). Multi element analysis is by four acid digest (ME-MS61). The pulps are returned to Osisko Development and coarse rejects are disposed after 90 days. Assays are reported to Osisko Development, and then loaded into Datamine Fusion, QA/QC samples are checked, and assays merged with sample information for future reporting.

Cautionary Statements

The Company cautions that the decision to commence small-scale underground mining activities and batch vat leaching at the Trixie test mine has been made without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company's cash flow and potential profitability. In continuing current operations at Trixie after closing, the Company will not be basing its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability. The Company cautions that mining at Trixie could be suspended at any time.

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Tintic Technical Report and this news release, in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, such information concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Tintic Technical Report and this news release, is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

About Osisko Development Corp.

Osisko Development Corp. (NYSE: ODV, TSXV: ODV) is uniquely positioned as a premier gold development company in North America to advance the Cariboo Gold Project and other Canadian, U.S.A. and Mexican properties, with the objective of becoming the next mid-tier gold producer. The Cariboo Gold Project, located in central British Columbia, Canada, is Osisko Development's flagship asset. The considerable exploration potential at depth and along strike distinguishes the Cariboo Gold Project relative to other development assets. Osisko Development's project pipeline is complemented by its 100% ownership of the San Antonio gold project, located in Sonora, Mexico and the Tintic Project, located in Utah, U.S.A.

For further information, please contact Osisko Development:

Philip Rabenok
Director, Investor Relations
Email: prabenok@osiskodev.com
Tel: +1 (437) 423-3644

FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. These forward‐looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, results of further exploration work to define and expand mineral resources, the ability of exploration work (including drilling) to accurately predict mineralization, the ongoing advancement of the Trixie decline, our ability to operate four rigs, and that the deposit remains open for expansion at depth and down plunge, as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, the ability of exploration (including drilling) to accurately predict mineralization, budget constraints and access to capital on terms acceptable to the Company, current conditions and expected future developments, results of further exploration work to define or expand any mineral resources, the ability to continue production at its Trixie mine, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions and the Company's ability to access capital on terms acceptable to the Company; the ability to continue current production; regulatory framework; the ability of exploration activities (including drill results) to accurately predict mineralization; errors in management's geological modelling; the ability of to complete further exploration activities, including drilling; property and stream interests in the Project; the ability of the Company to obtain required approvals; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal prices; dilution; environmental risks; and community and non-governmental actions and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2021, as amended, which has been filed on SEDAR (www.sedar.com) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors applicable to the exploration results. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available at the date of preparation, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.